Exhibit 99.1

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6623)

(NYSE Stock Ticker: LU)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board (“Board”) of directors (“Directors”) of Lufax Holding Ltd are set out below.

Executive Director

Mr. Xiang JI ( 吉翔 ) (Chief Executive Officer)

Independent non-executive Directors

Mr. Dicky Peter YIP ( 葉迪奇 ) (Chairman)

Ms. Wai Ping Tina LEE ( 李蕙萍 )

Mr. Koon Wing Ernest IP ( 葉冠榮 )

Mr. Siu Hong CHENG ( 鄭小康 )

Mr. Wai Kin CHIM ( 詹偉堅 )

The table below provides membership information of the audit committee and the nomination and remuneration committee of the Board.

Board Committee	Audit Committee	Nomination and Remuneration Committee
Director
Mr. Xiang JI ( 吉翔 )
Mr. Dicky Peter YIP ( 葉迪奇 )		Chairman
Ms. Wai Ping Tina LEE ( 李蕙萍 )	Member	Member
Mr. Koon Wing Ernest IP ( 葉冠榮)	Chairman	Member
Mr. Siu Hong CHENG ( 鄭小康 )	Member
Mr. Wai Kin CHIM ( 詹偉堅 )

July 27, 2026